Mail Stop 6010

November 26, 2007

<u>Via U.S. Mail and Facsimile to 82-4-1621-5090</u>

Gi Hoon Joung
Chief Financial Officer
Mirae Corporation
#9-2, Cha Am-Dong
Chun An City, Choong-Nam 330-200
Republic of Korea

      Re: **Mirae Corporation**
               Form 20-F for the Fiscal-Year Ended December 31, 2006
               Filed July 16, 2007
               File No. 000-30376

Dear Mr. Gi Hoon Joung:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin James
               Senior Assistant Chief Accountant